[THE MCCLATCHY COMPANY LETTERHEAD]

July 22, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:               Justin Dobbie

J. Nolan McWilliams

Re:          The McClatchy Company
Registration Statement on Form S-4 (File No. 333-189530)
Acceleration Request

Dear Mr. Dobbie and Mr. McWilliams:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The McClatchy Company, a Delaware corporation (the “Company”), hereby requests that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 2:30 p.m., Eastern Time, on Wednesday, July 24, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to Michael A. Rosati of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3287.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Michael A. Rosati via facsimile at (650) 493-6811 or email at marosati@wsgr.com and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, 94304-1050.

Please direct any questions or comments regarding this acceleration request to Michael A. Occhiolini at (650) 320-4648 or Michael A. Rosati at (650) 849-3287.  Thank you for your assistance.

Sincerely,

THE MCCLATCHY COMPANY

/s/ Karole Morgan-Prager, Esq.
Karole Morgan-Prager, Esq.
Vice President, Corporate Development,
General Counsel and Secretary

Enclosures

cc:	Patrick J. Talamantes

The McClatchy Company

Michael A. Occhiolini, Esq.
Katharine A. Martin, Esq.
Michael A. Rosati, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation